SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                                  AMENDMENT 3

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                       FREEDOM RESOURCES ENTERPRISES, INC.
                       -----------------------------------
                 (Name of Small Business Issuer in its charter)

                   NEVADA                             87-0567033
     (State or other jurisdiction of      (IRS Employer Identification No.)
      incorporation or organization)


                     901 EAST 7800 SOUTH, MIDVALE, UT 84047
                    (Address of principal executive offices)

                                  801-566-5931
                           (Issuer's telephone number)


           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

Title of each class to be so registered:     Name of each exchange on which each
                              class is to be registered:
                   __________________     ___________________
                   __________________     ___________________


           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

                            COMMON,  $.001 PAR VALUE
                            ------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within our control. These factors include but are not limited to economic conditions generally and in the industries in which we may participate; competition within our chosen industry, including competition from much larger competitors; technological advances and failure to successfully develop business relationships.

                                     PART I

ITEM  1.  DESCRIPTION  OF  BUSINESS.

Freedom Resources Enterprises, Inc. was incorporated in the state of Nevada on November 6, 1996 to research and publish a self-improvement book based on the insights and understandings of major world cultures. The working title for the proposed book was Personal Freedom and Prosperity. We have not published the book, but are using materials gathered during our research to develop and sell a series of eight self-help workshops. Each self-taught workshop consists of an audiotape and a workbook presenting techniques in critical thinking, self-image psychology, and self-motivation. These workshops are sold online under a marketing agreement with Life Discovery Institute, a company that maintains a website dedicated to self-improvement and education.

We are dedicated to the discovery and implementation of critical insights and understandings that are intended to give people a clearer view of themselves, others, and the world in which they live. Our research indicates that cultures either prosper or decline as a result of the fundamental views held by its citizenry. We believe these fundamental views are the product of contributions from many disciplines. While some of these contributions help produce honest and clear thinking, other contributions produce dishonesty and confusion, leading to an eventual social decline.

Our primary purpose is to help people improve the quality of their lives and contribute to society in general. We believe that clear and thoughtful views are essential for a society to thrive and our workshops are intended to help people develop techniques that facilitate clear and honest thinking. We hope that our workshops will help people achieve greater personal freedom and prosperity, thereby contributing to society.

We expect to encounter significant difficulties in effectuating our business plan. As of December 31, 2002, we have not generated any revenue and have not made any sales either directly or through the LDI website. Because of our history of losses and lack of profits, our auditors have expressed substantial doubt about our ability to continue as a going concern.

OUR  PRODUCTS

Our research has been condensed into a series of eight self-taught workshops. Each workshop consists of an audiotape and a workbook directed toward improving a particular facet of an individual's quality of life or interaction with others.


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

The  eight  workshops  are  titled:

     - Provisional vs. Providential Living: This workshop introduces our research and explains our philosophy.

     - The Reality-Based Dream: This workshop attempts to help people to distinguish between internal conflicts and external forces in business dealings and personal relationships.

     - Real and Assumed Needs: This workshop is directed towards helping people identify and prioritize their needs and desires.

     - Real Choice: This workshop is intended to help people make decisions that will have a positive impact on their lives and the lives of others.

     - Circumstances-- Friend or Foe: This workshop examines how people deal with conflict and suggests strategies to achieve positive results under negative circumstances.

     - Destiny vs. Fate: This workshop provides strategies intended to help people exercise greater control over their lives.

     - Meaning and The Dream: This workshop is intended to help people identify what is truly important in their lives and suggests strategies for achieving personal goals.

     - Never Ending Journey: This is the final workshop in the series, summarizing our research and self-improvement strategies.

OUR  CONTRACT  WITH  LIFE  DISCOVERY  INSTITUTE

From August 1999 though October of 2000, Freedom Resources invested approximately $15,674 toward developing a website for marketing our products via the Internet. Ultimately, we did not launch the website. Instead, we assigned our interest in the website to Life Discovery Institute, an education and publishing organization operated by our President, Neil Christiansen. Our agreement began on May 31, 2001 and runs through May 31, 2006. Under the agreement, we assigned all of our interest and investment in developing the website to LDI who completed development and launched the website. In exchange for our prior investment in the website, LDI allows us to market our workshops at no charge to Freedom Resources through the LDI website at www.ldi4u.com.
                                                                  --------------
This is currently the only source of distribution for our workshops. We intend to seek additional sources of marketing, however, we have no agreements or understandings to that effect at the present time.

THE  INTERNET  AND  OUR  TARGET  MARKETS

We intend to use the Internet as our primary source of distribution. We believe that providing our products through the Internet will allow us to minimize the expenses associated with traditional offline personal and professional programs. For example, we will not have many of the overhead expenses associated with on-site retail operations such as rental, utility fees and labor costs.

We also believe that the Internet will continue to grow as a medium of communication and commerce. Each year more and more people are using the


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

Internet to access information and to purchase products. According to Nielsen//Netratings, 168.6 million people in the United States had access to the Internet during the fourth quarter of 2002 representing 29% of the 580 million global Internet users. The most recent economic census reported that total E-commerce revenues reached $29 billion in 2000. We believe this data indicates that the Internet could become a viable source of distribution for our products. We hope to capitalize on this growing acceptance of the Internet by establishing an online presence to market our self-improvement materials. The above statistics are publicly available free of charge or for a nominal charge, and were not commissioned by the Company. The Commerce Department's 2000 E-Commerce Multi-sector Report is available at http://www.census.gov/eos/www/ebusiness614.htm. Global Internet usage statistics
----------------------------------------------
are  available  at  http://www.nielsen-netratings.com/pr/pr_030220.pdf.

Our business targets the self-improvement market. We believe that Life Discovery Institute and similar websites provide an online destination for people seeking guidance in their personal and professional lives. We intend to develop and market products directed toward achieving these goals. We believe our success will be dependent on targeting both the business and personal markets. We believe that these markets are looking for:

     a resource to help them make positive changes in the key areas of their lives;

     access  to  advice;

     interaction  with  other  people  seeking  to  make  similar  changes;  and products  and  services  that  will  support  these  efforts.

Management is also considering other strategies to promote Freedom Resources' products. Possible strategies include direct advertising to the business community through targeted publications, radio stations and cross-promotional arrangements. We also plan to leverage other audience building strategies, including working with search engine submissions, news group postings and cross-promotions with affinity sites to properly index materials.

The LDI website, www.ldi4u.com, is currently the only access to our products. Customers may access and purchase our products by visiting the LDI homepage and clicking on either Organizations or Authors. Each of these headings leads to a drop-down menu with links to Freedom Resources' products with descriptions and prices of the individual workshops. Customers may either download workshops directly from the website or have the materials mailed. Our workshops are currently priced at $49.00 for the general public and $39.00 for LDI members. LDI sells memberships for $39.00 per year. We do not receive any of the proceeds from the sale of LDI memberships.

We have contributed approximately $15,674 to developing the LDI website in exchange for our marketing rights and we intend to use the LDI website as our primary marketing tool for the foreseeable future. In the future we may seek additional third parties to sell our products, however, we have no such agreements in place or pending at the present time.

Although online spending has increased substantially over the past five years, we have not benefited from this trend. To date, we have not generated any revenue from the sale of our products and establishing our presence in the Internet marketplace continues to be a major obstacle. We hope to eventually generate revenue as we implement our business plan. However, we cannot guarantee that the LDI website will ever emerge as a viable marketing platform or that we will be successful in our efforts to establish a profitable online presence.


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

REPORTS  TO  SECURITY  HOLDERS

Prior to the filing of this registration statement on Form 10-SB, we were not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer and the SEC maintains an Internet site that contains our reports and other information regarding our activities which may be viewed at http://www.sec.gov.
                                                        -------------------

COMPETITION

The self-improvement and motivational training industry in general is very competitive. There are hundreds if not thousands of self-improvement and health care related websites. Leading websites dedicated to self-improvement include SelfGrowth.com and selfimprovementonline.com. These websites typically provide online articles and workshops, as well as ordering platforms for motivational books, video and audio tapes. Many of these websites also provide online registration for motivational seminars and conferences. We also face competition from large, well-established companies providing motivational seminars and product sales. These competitors have considerably greater financial, marketing, sales and technical resources than those available to us. We believe that leading competitors in the area of motivational speaking and product sales include Tony Robbins, Wayne Dyer, Zig Zigler and Deepak Chopra. Most of our competitors utilize much of the same philosophy for self-improvement and motivation, and use the same or similar media for marketing their products and services. Additionally, many of our present and potential competitors have research and development capabilities that may allow such competitors to develop new and improved products that may compete with our products.

Most of our existing and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources. This may allow them to devote greater resources than we can for the development and promotion of their services and products. These competitors may also engage in more extensive marketing and advertising efforts, adopt more aggressive pricing policies and make more attractive offers to advertisers and alliance partners. Accordingly, we may not be able to compete successfully. Competitive pressures may have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES

We do not currently have any employees but rely on the efforts of our president, Mr. Neil Christiansen to conduct our business. Mr. Christiansen has not devoted any significant time towards the Company in the past but intends to devote up to 20 hours per week as we implement our marketing plan. We have also occasionally contracted for outside consulting work in researching and developing our products. At such time as our growth requires, we will consider adding part-time or full-time employees, however, we do not contemplate hiring employees in the foreseeable future.


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

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

Although total Internet sales continue to grow each year, the viability of the Internet for marketing self-improvement services and products is not clearly established. Recently, some of our largest competitors have either retooled or abandoned their Internet sales operations. In August of 2002, CNET news.com reported that Oxygen Media eliminated two thirds of its Internet operations due to weak advertising sales. Similarly, as reported in its SEC filings, Tony
Robbins' company, Dreamlife, Inc. ceased operating its website in 2001 due to disappointing sales.

Our biggest challenges in the next twelve months will continue to be generating revenue and attracting customers to the LDI website. To date, we have not generated any revenue and our net loss since inception is $79,442. Although we hope to eventually generate revenue through the LDI website, we cannot guarantee that any future revenues will offset our operating costs. To the extent we are unable to generate revenue from continuing operations, we will need to find additional sources of financing.

Attracting potential customers to the LDI website remains a challenge. Our immediate plan is to increase our name identification through cross-promotional links to other self-improvement websites and search engines. We are also exploring the possibility of promoting our products through participating in trade shows and conventions dedicated to self-improvement. Finally, we hope to identify and directly contact businesses that might be interested in purchasing our motivational products and techniques.

RESULTS OF OPERATIONS FOR THE PERIODS ENDING DECEMBER 31, 2002 AND DECEMBER 31, 2001

We have not generated any revenue to date. Net loss was $13,921 for the year ended December 31, 2002 and $15,669 for the year ended December 31, 2001. Expenses during the year ended December 31, 2002 were $13,922. Expenses consisted of $347 in depreciation and amortization costs and $13,575 in general and administrative costs. Expenses for the year ended December 31, 2001 were $15,670 consisting of $15,322 in general and administrative costs and $348 in depreciation and amortization. General and administrative costs during both 2002 and 2001 were almost exclusively due to professional, legal and accounting fees associated with our public filings and with preparing a Registration Statement on Form 10-SB.

We earned $1 in interest income for the year ended December 31, 2001 and $1 in interest income for the year ended December 31, 2002.

As of December 31, 2002, we had total assets of $683 consisting of $611 in property and equipment and $72 in cash. At December 31, 2001 assets were $1,061 consisting of $103 in cash and $958 in property and equipment. Total current liabilities at December 31, 2002 were $32,625 consisting of $31,954 in accounts payable, $120 in advances and $551 in accrued taxes. At December 31, 2001 current liabilities were $19,082 consisting of $18,962 in accounts payable and $120 in an advance from a shareholder.

LIQUIDITY  AND  CAPITAL  RESOURCES

At  December  31, 2002 we had $72 in cash and had not generated any revenues.
We anticipate that our expenses will increase over the next twelve months due to ongoing accounting and legal fees relating to our status as a reporting company. We estimate that resulting general and administrative expenses for the next twelve months will be approximately $10,000 to $15,000. We also have current liabilities of $32,635. As a result, we will need to raise approximately $40,000 to pay our debts and meet our ongoing financial needs. Since inception


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

we have primarily financed our operations through the sale of common stock. In order to raise the necessary capital to continue operations, we may sell additional stock, arrange debt financing or seek advances from our officers or shareholders. Any funds generated will first be used to pay outstanding debts. The remainder would be used as operating capital for current needs as they arrive. We do not anticipate using any funds for marketing as our President is working with LDI to keep its commitment to market the website and intern our workshops. We do not have any commitments for financing.

PLAN  OF  OPERATION

We expect to encounter significant difficulties in effectuating our business plan. As of December 31, 2002, we have not generated any revenue and have not made any sales either directly or through the LDI website. Because of our history of losses, lack of profitable operations and working capital deficit our auditors have expressed substantial doubt about our ability to continue as a going concern.

In recent years, our efforts have been focused on the research and development of our workshops and the LDI website. These projects are now completed. During the next twelve months we anticipate that our president, Neil Christiansen, will be actively working with LDI to promote our products and attract customers to the website. Very little work in this area has previously been done. Possible strategies include working with search engine submissions, news group postings and cross-promotions with affinity sites to properly index materials.

RESEARCH  AND  DEVELOPMENT

We estimate that we have spent approximately $23,650 for research related to our workshops. Our efforts included researching various historical global cultures and gathering materials related to the views held by those cultures. This culminated in the production of our eight workshops. The costs were originally capitalized as manuscript costs but were impaired in December 2000 due to lack of revenues. We have also contributed approximately $15,674 to the development of the LDI website which has been recorded as research and development expense. We intend to continue research directed toward developing new workshops and possibly seminars targeting the self-help and motivational markets.

RISK  FACTORS  THAT  MAY  AFFECT  RESULTS  OF OPERATIONS AND FINANCIAL CONDITION

OUR  AUDITORS  HAVE EXPRESSED SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE
AS A GOING CONCERN AND IF OUR BUSINESS PLAN FAILS, YOU MAY LOSE YOUR ENTIRE INVESTMENT. We have incurred significant losses from our operations since inception. Our cumulative net losses from inception on November 6, 1996 through December 31, 2002 are $79,442. As a result of our continued losses, our independent auditors have expressed substantial doubt about our ability to continue as a going concern. We cannot assure that we will ever be able to achieve revenues or that our business will ever be profitable.

WE DO NOT HAVE SUFFICIENT FUNDS TO CONTINUE OPERATIONS AND IF WE CANNOT SECURE FINANCING OUR BUSINESS MAY FAIL. To continue operations we will require ongoing financing. We expect that as a reporting company, annual administrative expenses and professional fees will be approximately $10,000 per year. We currently have assets of $683 and liabilities of $32,625. As a result, we will not be able to meet our cash needs. If we cannot obtain financing on favorable terms, our business may fail.

WE  MARKET  OUR  PRODUCTS  THROUGH  AN  INDEPENDENT  WEBSITE AND IF THERE IS NOT
SUFFICIENT  INTEREST IN THE WEBSITE, WE WILL NOT GENERATE ANY REVENUE.   Freedom


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

Resources produces and markets workshops that focus on personal and professional self-improvement. These workshops are currently only sold online through the LDI website. As of the date of this prospectus, we have not made any sales through the LDI website. If LDI is not able to attract potential customers to its website, we will not be able to sell our products. Should the LDI website fail to become a viable sales platform, we will be forced to find alternate means of marketing. We cannot assure that any marketing strategies developed by Freedom Resources, LDI or other collaborative partners will achieve market acceptance with customers.

ANY REVENUES WE GENERATE MAY NOT BE ADEQUATE TO COVER OUR EXPENSES WHICH COULD JEOPARDIZE OUR BUSINESS. Through December 31, 2002 we have not generated revenues from our online marketing efforts and expect to continue to incur significant operating losses and net losses for at least the next several years. We expect that our operating expenses will increase substantially as we continue to expand our business. In addition, we anticipate that ongoing administrative expenses will be approximately $10,000 per year. We cannot assure that any future revenues will ever offset expenses. As a result, we will need to generate significant revenues to achieve profitability. We may not be able to do so.

WE OPERATE IN A VERY COMPETITIVE BUSINESS ENVIRONMENT, IF WE CANNOT ESTABLISH AN ONLINE MARKET PRESENCE, OUR BUSINESS WILL LIKELY FAIL. We compete with hundreds, if not thousands of other online companies dedicated to providing self-improvement products and services. Our competitors include self-improvement websites such as selfgrowth.com and motivational speakers such as Tony Robbins and Dr. Wayne Dyer. We cannot assure that our products will be attractive to a sufficient number of users to generate significant revenues or that we can develop a viable online identity. If Life Discovery Institute is unable to develop and implement internet content that allows us to attract, retain and expand on our targeted customer base, our business, operating results and financial condition will be materially adversely affected.

WE DEPEND ENTIRELY ON OUR PRESIDENT TO RUN OUR BUSINESS, AND LOSING HIS SERVICES COULD ADVERSELY AFFECT OUR BUSINESS. Our success is substantially dependent on the ability and experience of our President, Neil Christiansen. We have no written employment agreement to keep him bound to us or to prevent him from competing with us if he leaves. Should we lose the services of Mr. Christiansen, it is unlikely we can continue as a business.

IF LDI'S WEBSITE DOES NOT FUNCTION PROPERLY, CUSTOMERS MAY NOT BE ABLE TO ORDER OUR PRODUCTS AND OUR BUSINESS WILL SUFFER. Our business depends on the efficient and uninterrupted operation of LDI's computer and communications, hardware and software systems. Systems interruptions that cause their web site to be unavailable for long periods of time or that reduce their ability to process transactions could materially harm our business., Interruptions could result from regular system maintenance, computer errors, viruses, power outages and telecommunications failure. We have experienced temporary delays in the past and expect some interruptions in the future. We do not have a formal disaster recovery plan for long-term interruptions. Any failure to provide reliable service could impair customer satisfaction, lead to a loss of customers or inhibit sales of our workshops.

WE CANNOT PREVENT THE MISAPPROPRIATION OF OUR RESEARCH WHICH COULD REDUCE DEMAND FOR OUR WORKSHOPS AND HARM OUR BUSINESS. We do not have formal copyrights on our educational materials and do not have the resources to prevent misappropriation of our workshops. We regard our workshops and research as intellectual property that is important to our success. However, our educational materials are self-published are not protected by an established publishing house. Our efforts to protect our intellectual property rights may be inadequate to prevent misappropriation or infringement of the content of our workshops. If we are unable to safeguard our intellectual property rights, it could materially harm our business, operating results and financial condition.


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

IF INTERNET SALES ARE TAXED, OUR REVENUES WILL DIMINISH WHICH COULD RESULT IN ADDITIONAL LOSSES. We do not plan to collect sales tax or other similar taxes in most states. Our business could be materially harmed if additional sales tax and similar taxes are imposed on us. A state cannot currently impose sales taxes on products sold on the Internet unless these taxes could be charged on non-internet transactions involving the products. It is possible that taxing mechanisms may be developed that would impose sales taxes and similar tax burdens on us. If these burdens are placed on us, our business could be materially harmed and there could be a material adverse effect on our operating results and financial condition.

ITEM  3.  DESCRIPTION  OF  PROPERTY

We do not currently own any property other than basic office equipment and the materials comprising our workshops. We utilize office space provided by our president on a rent-free basis located at 901 East 7800 South, Midvale, UT 84047. We expect this arrangement to continue until our activities expand to a point necessitating relocation.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; CHANGES IN CONTROL

The following table sets forth as of April 16, 2003, the name and the number of shares of our Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of the 375,000 issued and outstanding shares of the our Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.


NAME AND ADDRESS                     TITLE OF   NUMBER OF SHARES   % OF SHARES
                                      CLASS:   BENEFICIALLY OWNED

Neil Christiansen (1) . . . . . . .  Common               230,000        61.33%
901 East 7800 South
Midvale, UT  84047

Serenity Services, Inc. (2) . . . .  Common                18,750          5.0%
545 West 150 South
Springville, UT 84663

Growth Ventures Inc. Pension Plan .  Common                18,750          5.0%
 and Trust (3)
14 Red Tail Drive
Highlands Ranch, CO 80126

Margie Aliprandi (1). . . . . . . .  Common                10,625          2.8%
6466 Crest Mount Drive
Salt Lake City, UT 84121

Charisse Orton (1). . . . . . . . .  Common                10,625          2.8%
10149 Silver Streak Drive
Sandy, UT 84095

Officers and Directors as a Group:.  Common               251,250        67.00%
3 People

(1)  Officer  and/or  director  of  Freedom  Resources.

(2)  Serenity  Services,  Inc. is controlled by an individual named Susan Grant.

(3)  Growth  Ventures  Inc.  is  controlled  by  an individual named Gary McAdam

There are no contracts or other arrangements that could result in a change of control of Freedom Resources.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

The following table sets forth as of January 14, 2003 the name, age, and position of each executive officer and director and the term of office for each director of Freedom Resources.


NAME               AGE   POSITION                SINCE
-----------------

Neil Christiansen   66  President and Director  November, 1996

Margie Aliprandi.   44  Secretary and Director  November, 1996

Charisse Orton. .   35  Treasurer and Director  November 1996

All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified. Set forth below is certain biographical information regarding each of our executive officers and directors:

NEIL CHRISTIANSEN, PRESIDENT AND DIRECTOR. Following his college graduation, Mr. Christiansen worked in secondary education as a teacher and administrator until entering the business world in 1965, when he founded Heartland Realty in Salt Lake City, Utah. From 1976 to 1982, he served as the Republican State Chairman for Utah. In 1983, he became the founding director of Search for Common Ground, a Washington DC based organization established to engage leaders in the Soviet and U.S. governments and business in meaningful dialogue. From 1984 to 1986, he coordinated the international acquisition, shipment, and distribution of multiple speed cassette copiers into various parts of the Soviet Union for The Door of Hope.

In 1986, Mr. Christiansen founded Free Indeed, a foundation dedicated to developing personal growth programs. Since 1998, he has been self-employed, publishing curricula, leading seminars, workshops and conferences, and directing the activities of research teams looking into those insights and understandings that lead people to personal freedom and prosperity.

MARGIE ALIPRANDI, SECRETARY AND DIRECTOR. Ms. Aliprandi has been a distributor for New Way, Inc., a multi-level marketing company since 1980.

CHARISSE ORTON, TREASURER AND DIRECTOR. Since 1989, Ms. Orton has been a Home Economics teacher at Murray High School in Salt Lake City, Utah. She is also the managing partner of C.I.C., a real estate investment company located in Salt Lake City, Utah since 1998.

No director, executive officer, promoter or control person of Freedom Resources has been involved in any of the following events during the past five years:

     a. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     b. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     c. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

     d. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM  6.  EXECUTIVE  COMPENSATION.

We have no arrangements for the remuneration of officers and directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on our behalf in the investigation of business opportunities. No remuneration has been paid to our officers or directors and there are no agreements or understandings with respect to the amount or remuneration those officers and directors are expected to receive in the future. Management takes no salaries from us and we do not anticipate paying any salaries in the foreseeable future. At the date of this report, no stock options have been issued to our directors.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

Ms. Aliprandi and Ms. Orton are both officers and directors of Freedom Resources and are both daughters of Mr. Christiansen, President and director of Freedom Resources.

We utilize office space provided at no charge by our president, Neil Christiansen. Our current operations do not require additional office facilities or staff. Accordingly, our management believes that our use of Mr. Christiansen's office is of negligible value.

Mr. Christiansen has advanced $120 to the Company. The advance carries no interest and is payable on demand. With the exception of $120 advanced to us by Mr. Christiansen, our officers and directors have not performed any significant services or provided any capital contributions. Accordingly, no salaries have been accrued. If our operations expand, we may consider adopting a salary structure that reflects any additional duties and responsibilities of our officers and directors.

Mr. Christiansen is a founder and director of the Life Discovery Institute and helped develop the LDI website. On May 31, 2001 Freedom Resources assigned its interest in developing a website to LDI in exchange for online marketing rights via the LDI website. The marketing agreement expires on May 31, 2006. No other transactions are currently pending or being contemplated between Mr.
Christiansen and LDI. Mr. Christiansen has not received any salary or other remuneration from LDI for his services as director and does not anticipate receiving any compensation from LDI in the future.

ITEM  8.  DESCRIPTION  OF  THE  SECURITIES.

We are presently authorized to issue 50,000,000 shares of $.001 par value common stock. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for that purpose, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.

Our common stock does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

We are also authorized to issue 5,000,000 shares of $.001 par value preferred stock. Such stock may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Board of Directors. As of January 14, 2003, we have not issued any shares of preferred stock.

We have appointed Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, (801) 272-9294 as our transfer agent and registrar.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There has not been a public trading market for our common stock since inception, nor is there any assurance that a trading market for the common stock will be established in the future.

At April 16, 2003, there are approximately 22 holders of 375,000 issued and outstanding shares of our common stock, $0.001 par value. All of our issued and outstanding common stock is eligible for resale under Rule 144 promulgated under the Securities Act of 1933. All of our issued and outstanding shares of common stock are subject to the resale provisions of Rule 144. Sales of shares of common stock in the public markets may have an adverse effect on prevailing market prices for the common stock.

Rule 144 governs resale of "restricted securities" for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with the issuer. Affiliates of the company may include its directors, executive officers, and person directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144 unregistered resales of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the company or an affiliate of the company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the company ("Applicable Requirements"). Resales by the company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more that the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale. A non-affiliate may resell restricted common stock which has been held for two years free of the Applicable Requirements.

We have not paid, nor declared, any dividends since our inception and do not intend to declare any such dividends in the foreseeable future. Our ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

ITEM  2.  LEGAL  PROCEEDINGS.

No legal proceedings are threatened or pending against us or against any of our officers or directors. None of the our officers, directors or affiliates are parties against us or have any material interests in actions that are adverse to the our interests.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

None.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

None.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

There are no provisions in the Nevada corporate law or in our Articles of Incorporation requiring us to indemnify any of our officers and directors.

Our  Articles  of  Incorporation  provide  indemnification  as  follows:

     No director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer shall be liable to the extent provided by applicable law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of NRS 78.300.

The  Nevada  Business  Corporation  Act provides for indemnification as follows:

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders;
     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers and directors pursuant to the provisions of our Certificate of Incorporation, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.



                                    PART F/S

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]


                                    CONTENTS


                                                              PAGE
                                                              ----
  -    Independent Auditors' Report . . . . . . . . . . . .     17

  -    Balance Sheet, December 31, 2002 . . . . . . . . . .     18

  -    Statements of Operations, for the years ended
         December 31, 2002 and 2001, and from inception
         on November 6, 1996 through December 31, 2002. . .     19

  -    Statement of Stockholders' Equity, from inception on
       November 6, 1996 through December 31, 2002 . . . . .     20

  -    Statements of Cash Flows, for the years ended
         December 31, 2002 and 2001, and from inception
         on November 6, 1996 through December 31, 2002. . .     21

  -    Notes to Financial Statements. . . . . . . . . . . .  22-26

                          INDEPENDENT AUDITORS' REPORT



Board  of  Directors
FREEDOM  RESOURCES  ENTERPRISES,  INC.
Salt  Lake  City,  Utah

We have audited the accompanying balance sheet of Freedom Resources Enterprises, Inc. [a development stage company] as of December 31, 2002 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2002 and 2001 and for the period from inception on November 6, 1996 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Freedom Resources Enterprises, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 and for the period from inception on November 6, 1996 through December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in
Note 6. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



PRITCHETT,  SILER  &  HARDY,  P.C.
-----------------------------------

February  3,  2003
Salt  Lake  City,  Utah



              FREEDOM RESOURCES ENTERPRISES, INC.
                 [A Development Stage Company]

                        BALANCE SHEET


                           ASSETS


                                                 December 31,
                                                     2002
                                                --------------
CURRENT ASSETS:
  Cash . . . . . . . . . . . . . . . . . . . .  $          72
                                                --------------
    Total Current Assets . . . . . . . . . . .             72

PROPERTY AND EQUIPMENT, net. . . . . . . . . .            611
                                                --------------
                                                $         683
                                                ==============


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable . . . . . . . . . . . . . .  $      31,954
  Advance from a shareholder . . . . . . . . .            120
  Accrued taxes. . . . . . . . . . . . . . . .            551
                                                --------------
      Total Current Liabilities. . . . . . . .         32,625
                                                --------------

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value,
    5,000,000 shares authorized,
    no shares issued and outstanding . . . . .              -
  Common stock, $.001 par value,
    50,000,000 shares authorized,
    375,000 shares issued and
    outstanding. . . . . . . . . . . . . . . .            375
  Capital in excess of par value . . . . . . .         47,125
  Deficit accumulated during the
    development stage. . . . . . . . . . . . .        (79,442)
                                                --------------
    Total Stockholders' Equity (Deficit) . . .        (31,942)
                                                --------------
                                                $         683
                                                ==============


    The accompanying notes are an integral part of this financial statement.


                      FREEDOM  RESOURCES  ENTERPRISES,  INC.
                          [A Development Stage Company]

                            STATEMENTS OF OPERATIONS

                                                                    From Inception
                                          For  the  Years           on November 6,
                                         Ended  December  31,       1996 Through
                                   -------------------------------  December  31,
                                        2002            2001            2002
                                   --------------  ---------------  --------------
REVENUE . . . . . . . . . . . . .  $           -   $            -   $      -
                                   --------------  ---------------  --------------

EXPENSES:
  Depreciation and amortization .            347              348      3,563
  General and administrative. . .         13,575           15,322     39,915
  Research and development. . . .              -                -     15,674
  Impairment of long-lived assets              -                -     21,285
                                   --------------  ---------------  --------------
    Total expenses. . . . . . . .         13,922           15,670     80,437
                                   --------------  ---------------  --------------
LOSS FROM OPERATIONS. . . . . . .        (13,922)         (15,670)   (80,437)

OTHER INCOME:
  Interest Income . . . . . . . .              1                1      1,216
                                   --------------  ---------------  --------------

LOSS BEFORE INCOME TAXES. . . . .        (13,921)         (15,669)   (79,221)

CURRENT TAX EXPENSE . . . . . . .              -                -          -

DEFERRED TAX EXPENSE. . . . . . .              -                -          -
                                   --------------  ---------------  --------------

LOSS FROM CONTINUING
  OPERATIONS. . . . . . . . . . .        (13,921)         (15,669)   (79,221)

CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE . . . .              -                -       (221)
                                   --------------  ---------------  --------------

NET LOSS. . . . . . . . . . . . .  $     (13,921)  $      (15,669)  $(79,442)
                                   ==============  ===============  ==============

LOSS PER COMMON SHARE:
  Continuing operations . . . . .  $        (.04)  $         (.04)  $   (.23)
  Change in accounting principle.              -                -       (.00)
                                   --------------  ---------------  --------------
  Loss per common share . . . . .  $        (.04)  $         (.04)  $   (.23)
                                   ==============  ===============  ==============

   The accompanying notes are an integral part of these financial statements.


                                          FREEDOM  RESOURCES  ENTERPRISES,  INC.
                                               [A Development Stage Company]

                                        STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                            FROM INCEPTION ON NOVEMBER 6, 1996

                                                 THROUGH DECEMBER 31, 2002

                                                                                                               Deficit
                                                                                                             Accumulated
                                              Preferred  Stock           Common  Stock       Capital  in     During  the
                                           -----------------------  -----------------------   Excess  of     Development
                                             Shares      Amount       Shares      Amount       Par Value        Stage
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, November 6, 1996 . . . . . . . .           -  $         -           -  $         -  $           -  $           -

Issued 250,000 shares of common stock
  for cash of $2,500, or $.01 per share,
  November 1996 . . . . . . . . . . . . .           -            -     250,000          250          2,250              -

Net loss for the period ended
  December 31, 1996 . . . . . . . . . . .           -            -           -            -              -            (50)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 1996. . . . . . . .           -            -     250,000          250          2,250            (50)

Issued 23,750 shares of common stock
  for cash of $9,500, or $.40 per share,
  August 1997 . . . . . . . . . . . . . .           -            -      23,750           24          9,476              -

Net loss for the year ended
  December 31, 1997 . . . . . . . . . . .           -            -           -            -              -         (1,661)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 1997. . . . . . . .           -            -     273,750          274         11,726         (1,711)

Issued 101,250 shares of common stock
  for cash of $40,500, or $.40 per share,
  net of stock offering costs of $5,000,
  May and August 1998 . . . . . . . . . .           -            -     101,250          101         35,399              -

Net loss for the year ended
  December 31, 1998 . . . . . . . . . . .           -            -           -            -              -         (4,942)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 1998. . . . . . . .           -            -     375,000          375         47,125         (6,653)

Net loss for the year ended
  December 31, 1999 . . . . . . . . . . .           -            -           -            -              -         (2,243)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 1999. . . . . . . .           -            -     375,000          375         47,125         (8,896)

Net loss for the year ended
  December 31, 2000 . . . . . . . . . . .           -            -           -            -              -        (40,956)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 2000. . . . . . . .           -            -     375,000          375         47,125        (49,852)

Net loss for the year ended
  December 31, 2001 . . . . . . . . . . .           -            -           -            -              -        (15,669)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 2001. . . . . . . .           -            -     375,000          375         47,125        (65,521)

Net loss for the year ended
  December 31, 2002 . . . . . . . . . . .           -            -           -            -              -        (13,921)
                                           ----------  -----------  ----------  -----------  -------------  --------------
BALANCE, December 31, 2002. . . . . . . .           -  $         -     375,000  $       375  $      47,125  $     (79,442)
                                           ==========  ===========  ==========  ===========  =============  ==============

    The accompanying notes are an integral part of this financial statement.


                              FREEDOM  RESOURCES  ENTERPRISES,  INC.
                                  [A Development Stage Company]

                                    STATEMENTS OF CASH FLOWS

                                                                                       From Inception
                                                        For  the  Years  Ended         on November 6,
                                                              December  31,            1996  Through
                                                    ---------------------------------  December  31,
                                                         2002              2001           2002
                                                    ---------------  ----------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss . . . . . . . . . . . . . . . . . . . .  $      (13,921)  $       (15,669)  $(79,442)
  Adjustments to reconcile net loss to net cash
    used by operations:
    Amortization expense . . . . . . . . . . . . .               -                 -      2,432
    Depreciation expense . . . . . . . . . . . . .             347               348      1,131
    Loss on impairment of long-lived assets. . . .               -                 -     21,285
    Effect of change in accounting principal . . .               -                 -        221
    Changes in assets and liabilities:
    Increase in accounts payable . . . . . . . . .          12,992            15,216     31,954
    Increase in accrued taxes. . . . . . . . . . .             551                 -        551
                                                    ---------------  ----------------  --------------
        Net Cash (Used) by Operating Activities. .             (31)             (105)   (21,868)
                                                    ---------------  ----------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment . . . . . . .               -                 -     (1,742)
  Organization costs . . . . . . . . . . . . . . .               -                 -       (288)
  Cost of manuscripts. . . . . . . . . . . . . . .               -                 -    (23,650)
                                                    ---------------  ----------------  --------------
    Net Cash (Used) by Investing Activities. . . .               -                 -    (25,680)
                                                    ---------------  ----------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock . . . . . . .               -                 -     52,500
  Stock offering costs . . . . . . . . . . . . . .               -                 -     (5,000)
  Advances from a shareholder. . . . . . . . . . .               -               120        120
                                                    ---------------  ----------------  --------------
        Net Cash Provided by Financing Activities.               -               120     47,620
                                                    ---------------  ----------------  --------------
NET INCREASE (DECREASE) IN CASH. . . . . . . . . .             (31)               15         72

CASH AT BEGINNING OF PERIOD. . . . . . . . . . . .             103                88          -
                                                    ---------------  ----------------  --------------
CASH AT END OF PERIOD. . . . . . . . . . . . . . .  $           72   $           103   $     72
                                                    ===============  ================  ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest . . . . . . . . . . . . . . . . . . .  $            -   $             -   $      -
    Income taxes . . . . . . . . . . . . . . . . .  $            -   $             -   $      -

SUPPLEMENTAL  DISCLOSURES  OF  NON-CASH  INVESTING  AND  FINANCING  ACTIVITIES:
     For  the  Year  Ended  December  31,  2002:
          None

     For  the  Year  Ended  December  31,  2001:
          None

   The accompanying notes are an integral part of these financial statements.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     ORGANIZATION - Freedom Resources Enterprises, Inc. ("the Company") was organized under the laws of the State of Nevada on November 6, 1996. The Company has not generated any revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company originally planned to research and publish a self-improvement book based on the insights and understanding of major world cultures. However, the Company never published the book but instead has used the materials gathered during its research to develop a series of eight self-help workshops. Each self-taught workshop consists of an audio tape and a workbook. The Company intends to market these workshops over the internet. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purpose on a straight-line method over the estimated useful life of five years.

     LONG-LIVED ASSETS - The Company has adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended December 31, 2000, the Company recorded an impairment write-down of $21,285 of manuscript costs.

     INCOME TAXES - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". [See Note 8].

     REVENUE RECOGNITION - The Company has not yet generated any revenue. The Company plans to recognize revenue when the product is delivered or when the service is rendered. The Company will record revenues generated by the sale of items that the Company produces or purchases as inventory on the gross basis. On a gross basis, the entire sale amount is recorded as revenue. The Company will record revenue generated by the sale of items where the Company only acts as an agent or when the Company has no risk of loss on the net basis. The Company will record revenue generated by Internet sales utilizing third party websites on the net basis. On a net basis, only the share of revenue belonging to the Company is recorded as revenue.

     STOCK BASED COMPENSATION - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  [CONTINUED]

     LOSS PER SHARE - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" [See Note 9].

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

     RECENTLY ENACTED ACCOUNTING STANDARDS - Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 145, "Rescission of FASB
     Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123", were recently issued. SFAS No. 141, 142, 143, 144, 145, 146, 147 and 148 have no current applicability to the Company or their effect on the financial statements would not have been significant.

     RECLASSIFICATION - The financial statements for years prior to December 31, 2002 have been reclassified to conform to the headings and classifications used in the December 31, 2002 financial statements.

NOTE  2  -  PROPERTY  AND  EQUIPMENT

     Property  and  equipment  consisted  of  the  following  at:


                                   December 31,
                                       2002
                                  --------------
  Office equipment . . . . . . .  $       1,742

  Less: Accumulated depreciation         (1,131)
                                  --------------
                                  $         611
                                  ==============

Depreciation expense for the years ended December 31, 2002 and 2001 were $347 and $348, respectively.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  3  -  MANUSCRIPTS,  TRANSCRIPTS,  ETC.

     The Company paid $19,250 and $7,500 during 2000 and 1999 to consultants to prepare manuscripts which the Company had planned to publish as a book. In December 2000, in accordance with Statement of Financial Accounting Standards No. 121, the Company recorded an impairment write-down of $21,285 due to the Company not generating any revenues from the manuscripts. A summary of manuscripts, transcripts, etc. consists of the following at:


                                   December 31,
                                       2002
                                  --------------
  Manuscripts, transcripts, etc.  $      23,650

  Less: Accumulated amortization         (2,365)
  Less: Loss on impairment . . .        (21,285)
                                  --------------
                                  $           -
                                  ==============

     Amortization expense for the years ended December 31, 2002 and 2001 was $0 and $0, respectively.

NOTE  4  -  CAPITAL  STOCK

     PREFERRED STOCK - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at December 31, 2002.

     COMMON STOCK - During November 1996, in connection with its organization, the Company issued 250,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $2,500 (or $.01 per share).

     During August 1997, the Company issued 23,750 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $9,500 (or $.40 per share).

     During May and August 1998, the Company issued 101,250 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $40,500 (or $.40 per share). Stock offering costs of $5,000 were offset against the proceeds.

     STOCK OPTIONS - During 1997, the Board of Directors adopted the 1997 Stock Option Plan ("the Plan"). Under the terms and conditions of the Plan, the board is empowered to grant stock options to employees, officers, directors and consultant of the Company. Additionally, the Board will determine, at the time of the grant, vesting provisions of the grant and whether the options will qualify as incentive stock options under section 422 of the Internal Revenue code. The Plan was approved by the shareholders of the Company at its 1997 shareholder meeting. The total number of shares of common stock available under the Plan may not exceed 750,000 shares. As of December 31, 2002, no options have been issued under the Plan.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE  5  -  RELATED  PARTY  TRANSACTIONS

     PAYABLE TO RELATED PARTY - An officer of the Company advanced $288 to cover the organization costs of the Company. The advance was repaid during December 2000.

     ADVANCES FROM A SHAREHOLDER - An officer/shareholder of the Company advanced $120 to the Company. The advance bears no interest and is due on demand.

     MANAGEMENT COMPENSATION - The Company has not paid any compensation to its officers and directors.

     OFFICE SPACE - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

     MARKETING AGREEMENT - The Company has a marketing agreement with Life Discovery Institute, an organization that is owned and operated by the Company's president [See Note 7].

NOTE  6  -  GOING  CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE  7  -  MARKETING  AGREEMENT

     From August 1999 through October 2000, the Company invested approximately $15,674 towards developing a website to market its products via the internet. Ultimately, the Company did not launch its website. Instead, the Company assigned its interest in the website to Life Discovery Institute ("LDI"), an education and publishing organization operated by the Company's president. On May 31, 2001, the Company entered into a five-year marketing agreement with LDI. Under the agreement, the Company assigned all its interest and investment in developing the website to LDI which completed development and launched the website. In exchange for the Company's prior investment in the website, LDI allows the Company to market its products at no charge through the LDI website. This agreement will end on May 31, 2006. The company currently has no other sources of distribution for its workshops.

NOTE  8  -  INCOME  TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

                       FREEDOM RESOURCES ENTERPRISES, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS


NOTE  8  -  INCOME  TAXES [CONTINUED]

     The Company has available at December 31, 2002, unused operating loss carryforwards of approximately $55,800 which may be applied against future taxable income and which expire in various years through 2022. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $19,000 and $19,300 as of December 31, 2002 and 2001, respectively, with an offsetting valuation allowance of the same amount, resulting in a change in the valuation allowance of approximately $300 during the year ended December 31, 2002.


NOTE  9  -  LOSS  PER  SHARE

     The following data show the amounts used in computing loss per share for the periods presented:


                                                                              From Inception
                                                  For  the  Year  Ended       on November 6,
                                                      December  31,           1996  Through
                                              ------------------------------  December  31,
                                                   2002            2001           2002
                                              --------------  --------------  --------------
  Loss from continuing operations available
  to common shareholders (numerator) . . . .  $     (13,921)  $     (15,669)  $(79,221)
                                              --------------  --------------  --------------
  Cumulative effect of change in accounting
    principle (numerator). . . . . . . . . .  $           -   $           -   $   (221)
                                              --------------  --------------  --------------
  Weighted average number of common
  shares outstanding used in loss per share
  for the period (denominator) . . . . . . .        375,000         375,000    342,772
                                              ==============  ==============  ==============

     Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.


NOTE  10  -  CUMULATIVE  EFFECT  OF  CHANGE  IN  ACCOUNTING  PRINCIPLE

     In 1996, the Company paid $288 in organization costs which reflect amounts expended to organize the Company. The Company was previously amortizing the costs, but during 1998, in accordance with Statement of Position 98-5, the Company expensed the remaining $221 in organization costs which has been accounted for as a change in accounting principle.

                                    PART III



ITEM  1.  INDEX  AND  DESCRIPTION  OF  EXHIBITS.


Exhibit  SEC Ref.
-------  --------
Number     No.     Title of Document                                                             Location
-------  --------  ----------------------------------------------------------------------------  --------

      1       2.1   Articles of Incorporation. . . . . . . . . . . . . . . . . . . . . . . . .          *

      2       2.2   Bylaws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          *

      3         3   Stock Option Plan. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          *

      4        10   Marketing Agreement with LDI . . . . . . . . . . . . . . . . . . . . . . .         **

      5      99.1   Certification of Chief Executive Officer and Chief . . . . . . . . . . . .   Attached
                    Financial Officer pursuant to Section 906 of the
                    Sarbanes-Oxley Act of 2002

      6      99.2   Certification of Chief Executive Officer and Chief . . . . . . . . . . . .   Attached
                    Financial Officer pursuant to Section 302 of the
                    Sarbanes-Oxley Act of 2002

*  Incorporated  by  reference  to  the  Form  10-SB  filed  with  the  SEC  on  May  11,  2001.
**  Incorporated  by  reference  to  the  Amended  Form  10-SB  filed  with  the  SEC on October 25, 2002


                                   SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                                FREEDOM  RESOURCES,  INC.



Date:  April  24,  2003                         /s/Neil  Christiansen
                                                ---------------------
                                                Neil  Christiansen
                                                President


Date:  April  24,  2003                         /s/Margie  Aliprandi
                                                ---------------------
                                                Margie  Aliprandi
                                                Secretary


Date:  April  24,  2003                         /s/Charisse  Orton
                                                -------------------
                                                Charisse  Orton
                                                Treasurer